Inca Global, Inc
(aka Accelerated Acquisitions XI, Inc.)
2421 Fenton St.
Chula Vista, CA 91914

June 9, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Accelerated Acquisitions XI, Inc. (the “Company”)
Form 8-K
File No. 000-54061
Filed on March 22, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 14, 2011 addressed to Mr. Daniel Correa, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 8-K filed March 22, 2011.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the Form 8-K. Where applicable, the revised pages or sections Form 8-K have been referenced.

Form 8-K March 22, 2011

General

1. We note the phone number listed on the front page of the Form 8-K is a Dallas, Texas listed phone number at (972- 388-1973). However, we note the Company’s headquarters are listed as being in Spring Valley, California and the Company’s telephone number as disclosed on page 17 of the Form 8-K is (619) 752-6766. Please advise or revise.

COMPANY RESPONSE

We apologize for the oversight and note that there was also an error in the Company’s address and have revised the document accordingly.

Item 1.01. Entry Into a Material Definitive Agreement, page 3

2. Revise this section to discuss the negotiations leading up to the Company entering into the Licensing Agreement and the reasons why the parties chose this particular Agreement. In addition, identify and explain the particular roles played by any individuals or entities in arranging or facilitating the Agreement.

COMPANY RESPONSE:

We have revised the disclosure on page 3 to provide more information on the negotiations leading up to the Company entering into the Licensing Agreement and the reasons why the parties chose this particular Agreement to include, “Mr. Correa had resigned from Eco Global in January 2011 and he, Howard Elliot, the Chief Executive Officer, and the Eco Global board of directors had discussions that led to the Inca Global Licenses Agreement.

3.  Please discuss the reasons why Dr. Correa entered into this transaction. As part of this discussion, clarify whether there will be any material difference between Eco Global’s prior operations and the Company’s planned operations following the acquisition of the license. If there will be a difference, explain why Dr. Correa decided to separate his business this way and describe what each business will do and Dr. Correa’s conflicts in controlling both businesses. lf there is no difference, explain why Mr. Correa decided to transfer his business into a new public entity again. In this regard, we note that Eco Global previously conducted a reverse merger with a public entity but has not filed any Exchange Act reports since 2009. Please explain.

COMPANY RESPONSE:

We have revised the disclosure on page 3 to provide more information on reasons why Dr. Correa entered into this transaction. As part of this discussion we describe the material differences between Eco Global’s prior operations and the Company’s planned operations following the acquisition of the license, “Prior to this License Agreement the Company’s CEO Daniel D. Correa, was CEO of Eco Global Corp. from November 2008 through January of 2011 pursuent to an agreement entered into by Incablock International LLC. (“Inca”), a Company controlled by Mr. Daniel D. Correa and Mr. Lorenzo Correa, inventors of the INCABLOCK technology Patent No. 7,305,803.  On November 4, 2008, Eco Global and Inca entered into and closed an Assignment Agreement pursuant to which Inca transferred and assigned the Patent to the Eco Global in consideration of 20,000,000 shares of common stock for an aggregate purchase price of $1.00 per share and 2% of the net sale price of all products manufactured by the Company using the technology in the Patent and then sold or disposed of.  As a result of the acquisition of the Patent, Eco Global’s business focused on selling licenses, developing INCABLOCK™ manufacturing facilities for licensee’s, and related engineering, training and marketing support of the INCABLOCK™ licensed systems.

Pursuant to just over two years of trying to license the Eco Global Patent, Mr. Correa and Inca used 7,000,000 of the 20,000,000 shares received for debt financing collateral and the remaining shares were given to Mr. Howard Behling and his associates, who are assisting the Company with potential sales but have been unsuccessful to date.  Due to unsuccessful attempts to finance Eco Global it ceased to be a fully reporting Company to the SEC.  As of January 2011, Mr. Corrrea and Inca hold no interest in Eco Global. The material different between Inca Global and Eco Global is that the Company will design, manufacture, promote and sell the individual INCABLOCK™ verses Eco Global’s business model of designing new types of blocks and selling licenses for intellectual property as it has done with the Company to collect a royalty.

4. We refer to the Licensing Agreement filed as Exhibit 10.1 to the Form 8-K filed on March 22, 2011.  Expand your disclosure here and in the MD&A section to briefly discuss the material terms of the Agreement. This includes the rights granted to both parties under the Agreement, as well as the responsibilities both parties must undertake to satisfy the obligations pursuant to the Agreement. Discuss the conditions required to be met to avoid termination of the Agreement. Further, we note the parties agreed to the terms of the Agreement in consideration of $100,000. Please advise.

COMPANY RESPONSE:

Regarding the Licensing Agreement filed as Exhibit 10.1 to the Form 8-K filed on March 22, 2011. We have expanded our disclosure on page 3 and in the MD&A section to briefly discuss the material terms of the Agreement including; the term of the Licensing Agreement and of the rights, authorities and licenses granted to the Licensee pursuant to the Licensing Agreement for (i) the Technology, (ii) any improvements of, or to, the Technology, or (iii) any product which embodies the Technology or such improvements shall commence upon execution of this Agreement and continue for thirty (30) years, provided that the Licensee is not in breach or default of any of the terms or conditions contained in this Agreement.

 Pursuant to the Licensing Agreement, Eco Global granted the Company the following rights for $100,000 dollars that was owed to Mr. Correa for services rendered to Eco Global.

Licensor (Eco Global) granted to Licensee an exclusive, non-transferable, license for use in the Territory (worldwide rights), with a limited right of sublicense to allow the Licensee to use the Intellectual Property to make, use, and apply the Technology in the course of Licensee’s business, which, in the absence of the License, would infringe Licensor’s intellectual property. Except for the rights granted pursuant to the License, Licensor shall retain all rights, title and interest to the Technology and any improvements thereto—although the License includes the Company’s right to utilize such improvements. The Licensee shall be responsible for all of the testing and improvements to the Technology and Licensor shall retain all rights to the Improvements, but such Improvements shall also be a part of the License. Licensee shall have the right to offer limited royalty-bearing sublicenses to third parties where such third parties are in a position to commercialize the Technology in ways that Licensee cannot accomplish in a competitive manner.  Licensee shall pay Licensor two percent (2%) of all royalties and fees received from such third parties and Licensee shall pay Licensor a royalty of three percent (3%) of all gross revenues resulting from the use of the Technology by Licensee, except as otherwise modified in writing.

The license is terminated upon the occurrence of events of default specified in the License Agreement and outlined as followed:

If any of the Parties are in breach or default of the terms or conditions contained in this Agreement and do not rectify or remedy that breach or default within 90 days from the date of receipt of notice by the other party requiring that default or breach to be remedied, then the other party may give to the party in default a notice in writing terminating this Agreement.

Licensee may, at its option, terminate this Agreement at anytime by doing the following:

By ceasing to use the Technology and offer the services facilitated by any Licensed Products. Giving sixty (60) days prior written notice to Licensor of such cessation and of Licensee’s intent to terminate, and upon receipt of such notice, Licensor may immediately begin negotiations with other potential licensees and all other obligations of Licensee under this Agreement will continue to be in effect until the date of termination. By tendering payment of all accrued royalties and other payments due to Licensor as of the date of the notice of termination and evidencing to the Licensor that provision has been made for any prospective royalties and other payments to which Licensor may be entitled after the date of termination.

Licensor may terminate the License Agreement if Licensee is in breach or default of the terms or conditions contained in this Agreement and does not rectify or remedy that breach or default within 90 days from the date of receipt of notice by Licensor requiring that default or breach to be remedied, then Licensor, may alter License granted by this Agreement with regards to its exclusivity, its territorial application and restrictions on its application.

Item 5.06 Change in Shell Company Status, page 3

5. We note your disclosure that there has not been a change of control of the Company as a result of entering into the Licensing Agreement. However, we note Daniel Correa acquired 94% of the Company’s issued and outstanding shares of common stock on March 7, 2011. Further, we note your disclosure on page four stating that such action represents a change of control of the Company. Please revise your disclosure appropriately.

COMPANY RESPONSE:

We apologize for the oversight and have revised the Item 5.06 accordingly.

Our Business, page 4

6. We note that on March 7, 2011, the former majority shareowner of the Company, Accelerated Venture Partners, LLC, (“Accelerated Venture”’) agreed to tender 3,500,000 of their 5,000,000 shares of the Company’s common stock for cancellation. Yet we note additional disclosure that on the same day, March 7, 2011, the Company entered into a Consulting Services Agreement with Accelerated Venture which provided Accelerated Venture an option to purchase 1,500,000 shares of the Company’s common stock, which was immediately exercised by Accelerated Venture. Please revise your disclosure to discuss the business reasons behind these transactions and why the Company chose to grant Accelerated Venture the immediately exercisable option to purchase shares of common stock on the same day Accelerated Venture tendered 3,500,000 shares of the Company’s common stock for cancellation.

COMPANY RESPONSE:

We have revise our disclosure on page 5 to discuss the business reasons behind these transactions and why the Company chose to grant Accelerated Venture the immediately exercisable option to purchase shares of common stock on the same day Accelerated Venture tendered 3,500,000 shares of the Company’s common stock for cancellation to include; On March 7, 2011, Daniel Correa, PhD. agreed to acquire 22,350,000 shares of the Company’s common stock par value $0.0001 for a price of $0.0001 per share.  At the same time, Accelerated Venture Partners, LLC agreed to tender 3,500,000 of their 5,000,000 shares of the Company’s common stock par value $0.0001 for cancellation. . On March 7, 2011, Daniel Correa, PhD. agreed to acquire 22,350,000 shares of the Company’s common stock par value $0.0001 for a price of $0.0001 per share.  At the same time, Accelerated Venture Partners, LLC agreed to tender 3,500,000 of their 5,000,000 shares of the Company’s common stock par value $0.0001 for cancellation.  In addition, under a separate Consulting Services Agreement entered into on the same day (which is described below), AVP received an option pursuant to the Consulting Services Agreement to purchase 1,500,000 shares of the Company’s common stock for a price of $0.0001 per share, which AVP immediately exercised. The 1,500,000 shares purchased under option by AVP are subject to repurchase by the Company therefore new shares were issued and a portion of the AVP shares issued May 4, 2010 were tendered.  Following these transactions, Daniel Correa, PhD, owned 88.2% of the Company’s 25,350,000, issued and outstanding shares of common stock par value $0.0001 and the interest of Accelerated Venture Partners, LLC was reduced to approximately 11.8% of the total issued and outstanding shares.  Simultaneously with the share purchase, Daniel Correa, PhD was appointed to the Company’s Board of Directors.  Such action represents a change of control of the Company.

Prior to the purchase of the shares, Daniel Correa, PhD.  was not affiliated with the Company. However, Daniel Correa, PhD.  will be deemed affiliates of the Company after the share purchase as a result of their stock ownership interest in the Company. The purchase of the shares by Daniel Correa, PhD. was completed pursuant to written Subscription Agreements with the Company. The purchase was not subject to any other terms and conditions other than the sale of the shares in exchange for the cash payment.  The Company  filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware in order to change its name to “Inca Global, Inc.” that went affective April 6, 2011.

Technology, page 5

7. We note your disclosure that the Company intends to focus its strategic joint venture opportunities first in Mexico. Yet we note disclosure in a presentation document on the Company’s website that the Company currently has a manufacturing plant in Mexico. Please advise whether the Company already has commenced licensing for manufacturing and or marketing in Mexico or elsewhere. If so, please revise your disclosure appropriately.

COMPANY RESPONSE:

The Company intends to focus its strategic joint venture opportunities first in Mexico but does not have any agreements in place and is in negotiations with the manufacturing plant. The Company’s website has been modified to reflect the proper disclosures.

Overview, page 6

8. Expand your disclosure to discuss the royalty arrangements associated with possible joint venture opportunities. We note the discussion of royalty-bearing sublicenses in Article 2.2.1 of the Licensing Agreement filed as Exhibit 10.1 to the Form 8-K discusses.

COMPANY RESPONSE:

We have removed the disclosure on page 7 regarding royalty arrangements associated with possible joint ventures opportunities as the Company has not engaged in any joint ventures and it is too early to speculate on the terms if the Company finds a joint venture partner.

Product Description, page 6

9. Please provide additional information about the history of the Incablock product. For example, explain when it was introduced and the extent of its usage to date.

COMPANY RESPONSE:

We have provided additional information on page 7 about the history of the Incablock product, including that the first three model homes were produced in 2007, and a limited amount of other samples have been produced to date.

Risk Factors, page 8

We have a need to raise additional capital, page 9

10. Expand this risk factor to explain how the Company intends to raise an aggregate of $10,000,000 in 2011 and 2012.

COMPANY RESPONSE

We have expanded this risk factor on page 10 to explain how the Company intends to raise an aggregate of $10,000,000 in 2011 and 2012 through the sale of equity or convertible debt securities and that the issuance of these securities could dilute existing shareholders.

Our officers and directors devote limited time to the Company’s business…. page 10

11. Revise this risk factor to clarify the inconsistency regarding the amount of time the sole officer and director of the Company currently devotes to the Company’s business.

COMPANY RESPONSE

We apologize for the oversight and have revised the risk on page 11 to clarify the inconsistency regarding the amount of time the sole officer and director of the Company currently devotes to the Company’s business.

Our inability to successfully achieve a critical mass of sales….page 11

12. So investors can better understand the Company’s liquidity position going forward, please define and, if necessary, quantify “critica1 mass of sa1es.” Provide appropriate discussion in the MD&A section as well.

COMPANY RESPONSE

We have modified the disclosure on page 12 and the MD&A to delete “critical mass” and only refer to sale of the Company.

Directors and Executive Officers, page 12

13. It appears Mr. Timothy Neher should be identified as a promoter, as that term is defined in Rule 405 of Regulation C. Please revise your disclosure to identify Mr. Neher as a promoter of the Company and include the information required by Items 401(O and 404(c) of Regulation S-K.

COMPANY RESPONSE

We have revised our disclosure on page 20 to identify Mr. Neher as a promoter of the Company and to include the information required by Items 401 and 404(c) of Regulation S-K.

Exhibit 99.1 Financial Statements

14. We note that you have entered into a Licensing Agreement for intellectual property of the lncablock system. Please tell us how you determined that the Licensing Agreement did not constitute an acquisition of an operating business, the lncablock business, and that predecessor financial statements for the lncablock business would not be required under Rule 8-04(b) of Regulation S-X. Please use the criteria for the definition of a business in Rule 11-01(d) of Regulation S-X in your response.

COMPANY RESPONSE

The material difference between Inca Global and Eco Global is that the Company will design, manufacture, promote and sell the individual INCABLOCK™ verses Eco Global’s business model of designing new types of blocks and selling licenses for intellectual property as it has done with the Company to collect a royalty.  Mr. Correa resigned from Eco Global in January of 2011 and holds no security interest in Eco Global. Eco Global’s revenue-producing activity from the License Agreement will remain generally the same as before the transaction, as Eco Global was founded on the basis of only selling licensees to collect royalties. Eco Global owned no facilities, continues to have their own employee base and will continue to hold technologies to license.  They have no marketing distribution, sales force or customer base and continue to have operating rights to design new blocks and had no production techniques or manufacturing capabilities.

Therefore, we have concluded that Inca Global is a Licensee and not a successor company.  It is an operating and marketing company that has an exclusive worldwide license to orchestrate, market and operate block plants to facilitate volume purchases and volume-discount pricing for its customers.  Eco Global, the Licensor, is a development firm that owns the block technology, which is the subject of the license, and expects to generate its on-going revenues from royalties.  The Licensor is expected to continue developing technology and acquiring technology that may or may not have anything to do with block systems or the technology that was licensed to the Licensee.

15. Please also expand the notes to the financial statements to include subsequent event disclosure of the Licensing Agreement, including your obligations under that agreement to protect the intellectual property from infringement and the requirement that certain levels of sales and/or financing be attained or the licensing agreement can be terminated. Please also expand MD&A accordingly.

COMPANY RESPONSE

We have expanded the notes to the financial statements to include subsequent event disclosure of the Licensing Agreement, including obligations under that agreement to protect the intellectual property from infringement and have updated the MD&A with the disclosure stating; "Licensee and Licensor shall immediately notify each other of all unauthorized uses, infringements, imitations and any other claims against the interests of Licensor and Licensee and assist each other in the enforcement of trade-mark, copyright, patent and industrial design protection relating to the Intellectual Property. Each of Licensor and Licensee shall have the right, but not the obligation, to decide whether to take action against infringements and imitations or defend against any action with respect to the Intellectual Property, and Licensee shall cooperate in any such action or defense.  Licensee and Licensor shall be required to use industry standard non-disclosure agreements or mutually acceptable non-disclosure agreements when dealing with third parties in order to safeguard and protect Intellectual Property".

 On behalf of the Company, we acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Daniel Correa PhD.

By:	/S/ Daniel Correa PhD.
Daniel Correa PhD.